Exhibit 99.2

S.R. BATLIBOI & Co. LLP Chartered Accountants Review Report to The Board of Directors Vedanta Limited Limited Review Report Golf View Corporate Tower· B Sector    42, Sector Road Gurgaon    122 002, Haryana, lrdia Tel : +91 124 464 4000 fax : +91 124 464 4050 We have reviewed the accompanying statement of unaudited standalone financial results of Vedanta Limited (the ‘Company’) for the quarter ended September 30, 20 17 and year to date from April I, 20 17 to September 30, 20 17 (the “Statement’’) attached herewith. being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations. 2015. read with SE BI Circular No. CIR.ICFD/fAC/62/2016 dated July 5, 2016. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, Interim Financial Reporting (lnd AS 34) prescribed under Section 133 of the Companies Act,2013, read with Rule 3 of Companies (Indian Accounting Standards) Rules. 2015 and with SEB I Circular No. CIR/CFD/FAC/62/20 16 dated July 5, 20 16], is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review. We conducted our review in accordance with the Standard on Review mangagements (SRE) 2410, Review of interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primaril) to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion. Based on our review conducted as above. nothing has come to our attention that causes us to believe that the accompanying Statement. prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘ lnd AS’) specified under Section 133 of the Companies Act, 2013, read with re levant rules issued thereunder and other recognized accounting practices and policies, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirement~) Regulations. 2015. read with SEB I Circular No. CIR/CFD’FAC/62’2016 dated Jul} 5, 2016, including the manner in which it is to be disclosed. or that it contains any material misstatement. For S.R. Batliboi & Co. LLP Chartered Accountants I CAl Firm registration number: 30 I 003E/E300005 per Raj Agarwal Partner Membership No.: 82028 Mumbai November 02, 20 17

S.R. BArLtBot & Co. LLP Golf V1ew Corporate Tower· B Sector    42. Sector Road Chartered Accountants Review Report to The Board of Directors Vedanta Limited Gurgaon    122 002, Haryana. lnd1a Tel :+911244644000 Fax: +91 124 464 4050 Limited Review Report I. We have reviewed the accompanying statement of unaudited consolidated financial results of Vedanta Limited (the ·company’) comprising its subsidiaries (together referred to as ·the Group’), its associates and jointly controlled entities, for the quarter ended September 30. 2017 and year to date from April I. 20 17 to September 30. 2017 (the ·‘Statement’’) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations. 2015. read with SEBI Circular No. CIR/CFO/FAC/62/20 16 dated July 5, 2016. 2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34. Interim Financial Reporting (lnd AS 34) prescribed under Section 133 of the Companies Act. 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 and with SEBI Circular No. CIR/CFDIFAC/62 12016 dated July 5. 2016, is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review. 3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410. Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion. 4. Based on our review conducted as above and based on the consideration of the reports of other auditors on the unaudited separate quarterly and half yearly financial results and on the other financial information of subsidiaries. associates and jointly controlled entities, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013. read with relevant rules issued thereunder and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations. 20 IS, read with SEBI Circular No. CIR/CFD/FAC/62120 16 dated July 5, 2016. including the manner in which it is to be disclosed, or that it contains any material misstatement. 5. We did not review the financial statements and other financial information, in respect of7 subsidiaries, whose lnd AS financial statements include total assets of Rs. 3.841 crore and net assets of Rs 2,652 crore as af September 30, 2017, and total revenues of Rs. 860 crore and Rs 1,672 crore for the quarter and the half year period ended on that date. These lnd AS financial statements and other financial information have been reviewed by other auditors. which financial statements, other financial information and review reports have been furnished to us by the management. The consolidated lnd AS financial statements also include the Group’s share of net profit of Rs. Nil for the quarter and for the half year period ended September 30. 2017. as considered in the consolidated lnd AS financial statements, in respect of I associate. Who see financial statements and other financial information have been reviewed by other auditors. which financial statements. other financial information and review reports have been furnished to us by the management. Our opinion. In so far as it relates to the affairs of such subsidiaries. associates and jointly controlled entities is based solely on the report of other auditors. Our opinion is not modified in respect of this matter. Certain of these subsidiaries. Associates and jointly controlled entities are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial statements of such subsidiaries. associates and jointly controlled entities located outside India from accounting principles generally accepted in their respective countries to

S.R. BATLJBOJ & Co. LLP Chartered Accountants accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries, associates and jointly controlled entities located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and reviewed by us. 6. We did not review the financial statements and other financial information, in respect of 6 subsidiaries, whose lnd AS financial statements include total assets of Rs. I,979 crore and net assets of Rs 754 crore as at September 30, 2017, and total revenues of Rs. Nil for the quarter and the half year period ended on that date. These lnd AS financial statements and other financial information have not been reviewed by their auditors. The consolidated lnd AS linancial statements also include the Group’s share of net loss of Rs. Nil for the quarter and for the half year period ended September 30, 2017, as considered in the consolidated lnd AS financial statements, in respect of I associate and 3 jointly controlled entities, whose financial statements and other financial information have not been reviewed by lheir auditors. Our opinion, in so far as it relates to the affairs of such subsidiaries. associates and joint controlled entities is based solely on the management accounts of those entities. Our opinion is not modified in respect of this matter. For S.R. BATLIBOI & CO. LLP Mumbai November 02, 20 17